Micromet, Inc.

9201 Corporate Boulevard, Suite 400

Rockville, MD 20850

March 20, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-0405

Re:	Micromet, Inc.

Post-Effective Amendment No. 1 relating to Registration

Statement on Form S-3 (File No. 333-120302)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Micromet, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of a Post-Effective Amendment No. 1 filed on March 12, 2012 (the “Filing”) that appears in the Company’s filings on EDGAR under File No. 333-120302, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter. This file number relates to the Company’s Registration Statement on Form S-3, as initially filed on November 8, 2004 and amended on December 9, 2004 (the “Registration Statement”). The Registration Statement has been withdrawn with the Commission’s consent as of March 15, 2012.

The Company is seeking to withdraw the Filing because the Company’s financial printer filed it under File No. 333-120302 in error. The Filing itself does not seek to amend or relate to the Registration Statement.

No securities have been sold or issued under either the Registration Statement or the Filing.

If you have any questions with respect to this matter, please contact Ann Y. Chen of Sullivan & Cromwell, the Company’s outside counsel, at 310-712-6609. Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Micromet, Inc.

By:	/s/ Andrea A. Robinson
Name:	Andrea A. Robinson
Title:	Assistant Secretary and Associate
General Counsel